Sol Strategies Appoints Luis Berruga to Board of Directors

Berruga's two decades of traditional finance and ETF expertise and leadership will bolster Sol Strategies' mission to develop the premier institutional Solana Staking platform

Toronto, Ontario--(Newsfile Corp. - March 3, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced the appointment of Luis Berruga, Founder and Managing Partner of LBS Capital, to its Board of Directors. With over 20 years of expertise and leadership in global ETF markets and traditional finance, Berruga's extensive experience in ETF's and asset management is expected to provide critical insights and business development opportunities as Sol Strategies continues its growth trajectory and advances the development of its institutional Solana Staking platform.

"We are honored to welcome Luis to our Board of Directors," said Sol Strategies CEO Leah Wald. "Mr. Berruga's deep expertise in global asset management and institutional asset management will bring invaluable guidance as we continue to execute our strategic growth plans. From entrepreneurial achievements at LBS Capital, where he advises leaders in the wealth and asset management industry, to his leadership at Global X ETF's, Luis has demonstrated a remarkable ability to drive sustainable growth while advancing innovative investment product solutions. His contributions and deep rolodex of relationships will play a vital role as we scale our operations and accelerate the development of the world's premier institutional grade staking platform for the Solana ecosystem."

During his 10-year tenure at Global X ETFs, Berruga held several senior executive roles, including CEO and chairman of the board of the company's global operations, Board Member of Global X Funds, President and Chief Operating Officer, and Chief Financial Officer. In these capacities, he led operations and oversaw, designed, managed and successfully implemented all aspects of the infrastructure buildout necessary to support a fast-growing ETF business that rapidly increased assets under management from $2bn at the beginning of 2014 to $45bn at the end of 2023 in the US and $80bn globally. Since leaving Global X, Berruga founded and leads LBS Capital, a boutique investment firm and advisory business specializing in Exchange Traded Funds (ETFs) and corporate governance that partners with a select group of C-level executives in the wealth and asset management industry.

"It is a privilege to join Sol Strategies' Board of Directors and contribute to its groundbreaking work in developing technology and infrastructure for the rapidly growing Solana Ecosystem," said Berruga. "Throughout my career, I've been passionate about the global asset management business, and Sol Strategies' innovative staking platform represents a critical advancement in the institutional adoption of digital assets. I look forward to supporting the company's efforts to scale its business through its innovative technology solutions and strategic partnerships and acquisition strategy."

Berruga's appointment increases Sol Strategies' Board of Directors to six members, reinforcing the Company's commitment to strong governance and diverse leadership. His extensive expertise in traditional asset management and deep relationships with global business leaders aligns closely with Sol Strategies' vision to create a leading institutional Solana staking platform through a combination of proprietary technology solutions and strategic partnerships and acquisitions.

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact: sol@kcsa.com

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the appointment of Mr. Berruga. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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